UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2024

Commission File Number: 001-36815

Ascendis Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Tuborg Boulevard 12

DK-2900 Hellerup

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-203040, 333-210810, 333-211512, 333-213412, 333-214843, 333-216883, 333-228576, 333-254101, 333-261550, 333-270088 and 333-277519) and Form F-3 (Registration Numbers 333-209336, 333-211511, 333-216882, 333-223134, 333-225284 and 333-256571) of Ascendis Pharma A/S (the “Company” or “Ascendis”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

On April 24, 2024, the Company announced that the United Kingdom’s Medicines & Healthcare products Regulatory Agency (“MHRA”) has granted marketing authorization for YORVIPATH® (palopegteriparatide; developed as TransCon™ PTH) in Great Britain as a parathyroid hormone replacement therapy indicated for the treatment of adults with chronic hypoparathyroidism, and has also granted YORVIPATH orphan drug status. YORVIPATH is a prodrug of parathyroid hormone (PTH 1-34) administered once daily.

MHRA approval of YORVIPATH is based on the same dossier submitted with Ascendis Pharma’s Marketing Authorisation Application to the European Medicines Agency, which led to European Commission authorization of YORVIPATH in the European Union in November 2023. Orphan status provides 10 years of market exclusivity in Great Britain with respect to similar medicinal products in the approved orphan indication of chronic adult hypoparathyroidism. TransCon PTH is also in development for the treatment of adults with chronic hypoparathyroidism in the United States, Japan, and other countries.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ascendis Pharma A/S

Date: April 24, 2024	By:	/s/ Michael Wolff Jensen
Michael Wolff Jensen
Executive Vice President, Chief Legal Officer